SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Record Results for Q2 2006 dated August 15, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Record Results for Q2 2006

Tuesday August 15, 2:54 am ET

Quarter's Revenues Near NIS 100M With 43% Rise in Operating Profit

012-Golden Lines Acquisition on Track, Application for Regulatory Approval Now in Process

PETACH TIKVA, Israel, August 15 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD and TASE: IGLD) today reported its financial results for the second quarter and six months ended June 30, 2006.

Highlights

- Record revenues and profits: Q2 sales reach a record of NIS 97.2 million, up 29% year-over-year; operating income reaches a record of NIS 11.4 million, up 43% year-over-year

- Pending acquisition of 012-Golden Lines: after the quarter, the Company signed an agreement to buy a controlling interest in 012-Golden Lines, and is currently seeking the required regulatory approvals to merge it with its communications activity.

- Major events after the quarter: during the past two difficult months, Israel has been involved in a war which has significantly affected its economy. Demand for communications services in general have increased and the Company has realized higher revenues from its Internet access and international telephony activities. On the media side, advertising budgets for all media have been reduced. While Internet advertising has been impacted less than television and other channels, the Company expects its smile.media subsidiary may experience a decrease in revenues in the third quarter.

Financial Results

Revenues for the second quarter of 2006 reached a record of NIS 97.2 million (US$ 21.9 million), an increase of 29% compared with NIS 75.3 million in the second quarter of 2005, and 3% compared with the first quarter of 2006.

Operating income for the quarter reached a record of NIS 11.4 million (US$ 2.6 million), an increase of 43% compared to NIS 7.9 million in the second quarter of 2005 and 18% compared to the first quarter of 2006.

Net income for the quarter reached NIS 6.6 million (US $1.5 million), or NIS
0.36 (US$ 0.08) per share, an increase of 43% compared to NIS 4.7 million, or NIS 0.25 per share, for the second quarter of 2005. Net income for the first quarter of 2006 was NIS 6.6 million, or NIS 0.36 per share.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "Our record results for the second quarter reflect rising revenues from all our business segments together with the significant contribution of our streamlined operating model. Our revenue growth is being driven primarily by smile.communications, whose telephony, business service and Internet access businesses all continue to extend their market share. In parallel, our smile.media business continues to grow in line with our expectations.

"We were very pleased to have recently announced an agreement to acquire 012-Golden Lines. When approved by the regulatory authorities, the acquisition will transform us next year into a company with more than 1.2 billion shekels in annual revenues. This will position us to face the challenges in the Israeli telecom markets and to successfully achieve our future expansion and growth plans. It will also give us an immediate entry into the high-potential data communications and domestic telephony markets, while improving our profitability through significant efficiencies of scale. After the regulatory process is completed, we will begin working out the details of the merger plan."

Business Segment Overview

smile.communications Ltd.

- smile.net: successful marketing campaigns during the quarter expanded the Company's broadband subscriber base by an additional 6.5%, accompanied by continued strong sales of e-Safe Secured Internet Access and Wi-Fi-networking services. After the quarter, the Company continued to experience high demand for its Internet services.

- smile.015 - International Telephony: revenues from the Group's high-volume international telephony services and its traffic grew significantly during the period while maintaining their profitability.

- smile.biz: steadily increasing demand for IT infrastructure deployment and integration services.

smile.media Ltd.

- e-Advertising / Content: the Group's revenues from its 12 portal properties grew by 47% on a year-over-year basis, reflecting the Group's growing share of Israel's total Internet advertising market.

- smile.shops: revenues from the Group's e-Commerce properties rose by 27% on a year-over-year basis.


About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $ 138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony.

The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Communications activities.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of June 30, 2006 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2006 (NIS 4.440 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

    Consolidated Balance Sheets
                                                                  Convenience
                                                                  translation
                                                                  into
                                                                  US Dollars
                                                                  NIS 4.44=US$1
                              June 30     June 30    December 31   June 30
                              2006        2005        2005         2006
                             (Unaudited) (Unaudited) (Audited)   (Unaudited)
                                  New Israeli Shekels - in           US$
                                         thousands               thousands

    Current assets
    Cash and cash equivalents  257,512    271,164     265,488     57,998
    Short-term investment        1,264          -         804        285
    Trade receivables, net      77,719     69,616      67,988     17,505
    Other receivables           15,883     10,047      12,201      3,577
    Deferred taxes                 742      2,037       1,111        167

    Total current assets       353,120    352,864     347,592     79,532

    Investments
    Deferred taxes                 148         32          40         33
    Long-term investments          200        275         275         45
                                   348        307         315         78

    Property and equipment, net 35,962     39,625      36,222      8,099

    Other assets and deferred
    charges                    110,321    120,297     117,889     24,847

    Assets allocated to
    discontinued operation           -        886           -          -

    Total assets               499,751    513,979     502,018    112,556

    Internet Gold - Golden Lines Ltd.
    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                  into
                                                                  US Dollars
                                                                  NIS 4.44=US$1
                              June 30     June 30    December 31   June 30
                              2006        2005        2005         2006
                             (Unaudited) (Unaudited) (Audited)   (Unaudited)
                                  New Israeli Shekels - in           US$
                                         thousands               thousands
    Current liabilities
    Short-term bank loans     13,097      9,621       12,684       2,950
    Accounts payable          57,092     72,008       55,987      12,858
    Other payables            22,050     17,507       24,922       4,966

    Total current liabilities 92,239     99,136       93,593      20,774

    Long-term liabilities
    Long-term loans and other
    long-term obligations     22,235     52,756       33,570       5,008
    Liability for termination
    of employer- employee
    relations, net             7,234      6,794        7,506       1,629
    Company's share in excess
    of liabilities over assets
    in investees                 213          -            -          48
    Convertible debentures   206,969    213,358      218,676      46,615

    Total long-term
    liabilities              236,651    272,908      259,752      53,300

    Liabilities
    allocated to discontinued
    operation                     -         265            -           -

    Shareholders' equity
    Ordinary shares              197        197          197          44
    Additional paid in
    capital                  216,864    215,040      216,864      48,843
    Proceeds from options,
    Debentures and warrants   15,612      8,499        6,675       3,517
    Accumulated deficit      (61,812)   (82,066)     (75,063)    (13,922)

    Total shareholders'
    equity                   170,861    141,670      148,673      38,482

    Total liabilities and    499,751    513,979      502,018     112,556
    shareholders' equity

    Internet Gold - Golden Lines Ltd.
    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                  into
                                                                  US Dollars
                                                                  NIS 4.44=US$1
                                                                    Six month
     Six-month period ended    Three-month period         Year      period
                                      ended              ended      ended
                   June 30                June 30      December 31  June 30
              2006        2005        2006       2005      2005      2006
        (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited) (Unaudited)
               NIS thousands (except per share data)                  US$
                                                                   thousands

    Revenues    192,071     143,340    97,211     75,325    297,707    43,259

    Costs and
    expenses:
    Cost of
    revenues    117,162      74,213    58,192     40,673    159,943    26,388
    Selling and
    marketing
    expenses     37,146      37,566    19,208     18,632     75,710     8,366
    General and
    administrative
    expenses     16,738      15,532     8,444      8,090     33,156     3,770

    Total costs and
    expenses    171,046     127,311    85,844     67,395    268,809    38,524

    Income from
    Operations   21,025      16,029    11,367      7,930     28,898     4,735

    Financing expenses
    (income), net 6,818       4,315     4,260      3,666      9,403     1,536
    Other expenses
    (income), net   (33)       (132)      (10)       (97)      (237)      (7)

    Net income after
    financing
    expenses     14,240      11,846     7,117      4,361     19,732     3,206
    Tax expenses    803         568       205       (289)     1,451       181
    (income)

    Income after
    tax          13,437      11,278     6,912      4,650     18,281     3,025
    Company's share in
    net loss of
    unconsolidated
    investee       (213)          -      (213)         -          -      (48)
    Minority interest
    In operations of
    consolidated
    subsidiaries     27           -       (68)         -          -         6

    Net income   13,251      11,278     6,631      4,650     18,281     2,983

    Income per share,
    basic and diluted
    Net income per
    share (in NIS) 0.72        0.61      0.36        0.25       0.99     0.16

    Weighted average
    number
    of shares
    outstanding (in
    thousands)   18,432      18,432    18,432      18,432     18,432   18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 15, 2006